Exhibit 99.1

Source: rYojbaba Co., Ltd.

October 17, 2025 20:07 ET

rYojbaba Expands Core Consulting and Health Services Business Internationally Through Partnerships with Koyamada International Foundation and Guardian Girls International

FUKUOKA, Japan, Oct. 17, 2025 (GLOBE NEWSWIRE) -- rYojbaba Co., Ltd. (Nasdaq: RYOJ) (“rYojbaba” or the “Company”), a Japanese labor consulting and health services company, announced a series of strategic corporate developments and global partnerships to expand its legal consulting and osteopathic clinic services on an international scale.

Earlier this month, Company CEO Ryoji Baba was officially invited by the Embassy of Japan in Vietnam and appointed as a Board Member of United Nations-affiliated non-governmental organization (“NGO”) Koyamada International Foundation (“KIF”) and its affiliated organization, Guardian Girls International (“GGI”).

KIF is an international NGO dedicated to promoting global peace, sustainable development, and improving quality of life through humanitarian, educational, and empowerment programs. Its initiatives tackle six major global challenges, including gender equality and the prevention of gender-based violence. GGI, affiliated with KIF, is a key partner in advancing UN SDG Goal 5, empowering women and girls through self-defense education programs rooted in traditional martial arts and sports.

Through CEO Baba’s affiliation with KIF and GGI, rYojbaba will play two critical roles in advancing the organizations’ mission and goals:

l. International Expansion of Medical and Rehabilitation Infrastructure

rYojbaba’s osteopathic clinics and licensed judo therapists will deliver medical care and recovery support to GGl-affiliated self-defense training participants and athletes suffering from injuries or chronic pain. By pursuing future collaborations with national sports associations, athletic federations, and educational institutions, the Company aims to create an integrated support model spanning training to recovery. This approach will not only broaden access to the Company’s osteopathic care but also expand clinic network and practice by reaching new clientele within KIF and GGl-affiliated communities.

2. Legal and Mental Health Support

By aligning with GGl’s mission, rYojbaba aims to establish and launch the world’s first Free Labor Union Program, providing free online legal advisory services to address critical issues such as sexual harassment, domestic violence, and maternity harassment. Leveraging its expertise in parental leave support, workplace equality, and whistleblowing system management developed in Japan, the Company aims to create localized support frameworks tailored to each country’s legal system, building a foundation to ultimately expand its labor and legal consulting services on a global scale.

“I am honored to be appointed as a board member of KIF and GGI, and the opportunity for rYojbaba to extend its services and contribute directly to advancing the mission of both organizations,” said rYojbaba CEO Ryoji Baba. “Our consulting practice and osteopathic clinic services align closely with the work of KIF and GGI, offering a unique opportunity to extend our impact on an international scale. The chance to serve the communities associated with KIF and GGI is deeply meaningful, as their missions resonate perfectly with our own values, truly a natural alignment. While serving Japan has been the cornerstone of our work, our services are designed to meet global needs, and our long-standing ambition has always been to expand our impact internationally.”

KIF Cambodia

Additionally, rYojbaba and KIF have partnered and entered into a National Chapter Affiliation Agreement with KIF Cambodia, a non-profit organization based in Phnom Penh, Cambodia. Under this agreement, KIF Cambodia is officially recognized as the exclusive National Chapter of KIF in the Kingdom of Cambodia. This recognition authorizes KIF Cambodia to advance KlF’s six core program areas (Youth, Girls & Women, Exchanges, Disaster & Emergency, Wildlife, and Space), supporting the foundation’s mission to address pressing global challenges. This partnership represents an extension of the Master Partnership Agreement between the Company and GGI that aims to expand the social impact initiatives centered on the protection and empowerment of women and girls across Cambodia.

Corporate Commitment to ESG and Long-Term Value Creation

CEO Baba commented: “Our company’s partnership, along with my personal affiliation with KIF and GGI, is just the beginning, as our shared mission aligns seamlessly with the goal of advancing sustainable and socially responsible initiatives globally. rYojbaba is committed not only to driving financial growth and shareholder returns but also enhancing long-term corporate value through social impact and adherence to legal and ethical standards. Collaborating with KIF and GGI represents a meaningful step forward in strengthening our brand credibility, international reputation, and ESG commitment. We look forward to pursuing future opportunities together in close alignment, creating lasting impact for the communities we serve.”

About rYojbaba Co., Ltd.

rYojbaba operates a labor consulting and health services business. The labor consulting business provides strategic consulting services for both Japanese companies and labor unions, with the underlying goal to bridge the gap between Japan’s labor culture issues and the lack of solutions for work-related dissatisfactions. rYojbaba also operates 28 osteopathic clinics and 2 beauty salons across Japan within its health services business, primarily offering judo theory, a form of osteopathic medicine practiced in Japan. To learn more, visit https://www.ryojbaba.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations, including, but not limited to, statements about the use of proceeds. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Investor Relations

John Yi and Steven Shinmachi

Gateway Group, Inc.

949-574-3860

RYOJ@gateway-grp.com